SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 June 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INTERCONTINENTAL HOTELS GROUP PLC

Kirk Kinsell, current President Europe, Middle East and Africa appointed President, The Americas, following the resignation of Jim Abrahamson

13 June 2011 - InterContinental Hotels Group PLC (IHG)[LON:IHG, NYSE:IHG (ADRs)]announces that Mr Kirk Kinsell is appointed President, the Americas, succeeding current President and Executive Director Mr Jim Abrahamson who is leaving the Group to take up the role of CEO of an independent US lodging company.

Mr Kirk Kinsell, a member of the senior leadership team of IHG since 2002, an Executive Board member since 2010 and currently President, Europe, Middle East and Africa (EMEA), will assume his new responsibilities with immediate effect, reporting to incoming Chief Executive, Richard Solomons.

Paul Edgecliffe-Johnson, currently CFO of the EMEA region and Head of Development for Europe will take over from Kirk on an interim basis pending the appointment of a long term successor.

Richard Solomons, incoming Chief Executive and currently CFO and Head of Commercial Development of InterContinental Hotels Group PLC, said:

"We thank Jim for his substantial contribution since joining IHG and wish him every success with his future career.  It is testament to our strong management capability and succession planning that we are able to appoint a highly respected executive to succeed him. Having held a number of senior leadership roles in the Americas region before taking up his current position in EMEA, Kirk knows the region, the team, the owner community and the business inside out. He has done an outstanding job leading our EMEA region and I look forward to him continuing this success in the Americas.

In Paul we have an experienced executive who will take over the reins on an interim basis. He knows the business extremely well and will ensure continuity as we continue to build momentum across the EMEA region."

Kirk Kinsell, President Europe, Middle East and Africa, said:

"Having spent five years heading the Americas development team before taking up my current role and over seven years leading the Holiday Inn franchise business in the US, I am looking forward to working with the team, taking the region to the next stage."

For further information please contact:

Media Relations
(Leslie McGibbon, Kari Kerr)                              +44 (0) 1895 512 425

Investor Relations
(Heather Wood, Catherine Dolton)                     +44 (0) 1895 512 176

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

Notes to Editors:

Kirk Kinsell Biography

A member of the IHG Board and Executive Committee, Kirk is President, Europe, Middle East and Africa. In his role, he has responsibility for 700 hotels, consisting of over 121,000 rooms and operating under six IHG brands as franchised, managed and owned properties.

Before taking up this position on 1 September 2007, he was Senior Vice President and Chief Development Officer for IHG in the Americas, responsible for unit growth across all brands and franchise, management contracts and real estate development activities sponsored on behalf of the company. In 2003, Kirk co-led the launch of Hotel Indigo.

In 1995 and 1996, Kirk served as President of the Franchise Division at ITT Sheraton, where he led the creation of the Four Points Hotels concept.

In 1997, Kirk became President and COO of Avado Brands Inc., which during his tenure operated more than 220 high-growth branded restaurants. More recently, Kirk served as President and CEO of Micell Technologies Inc. Under Kirk's leadership, Micell Technologies was recognised as the 2001 Entrepreneurial Company of the Year for North Carolina.

From 1988 to 1995 Kirk served as Senior Vice President of Franchise for Holiday Inn Worldwide, a predecessor of InterContinental Hotels Group. In that capacity he led the launch of Holiday Inn Express.

Kirk, 56, holds a Master's of Professional Studies degree from the School of Hotel Administration, Cornell University, and a Bachelor's Degree in Economics from the University of California, San Diego. Additionally, he completed the Senior Executive Programme at London Business School.

About IHG

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® .  IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with 58 million members worldwide.

IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 652,000 guest rooms in 100 countries and territories around the world.

IHG has more than 1,200 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	13 June 2011